









max

•••

Maxwel[redacted]
to Matt

Thu, Feb 6, 3:38 PM

Hey Matt,

Thanks again for the time. To just repeat what we just said, I actually haven't told my team we are doing this, so if it can stay in the "cone of silence" for a few more weeks, that would be much appreciated.

If anyone on your team has any more questions, I'd be happy to hop on a call, or even fly out to answer them in person. I attached our preliminary deck, and I'll send over the more polished assets when they become available.

I appreciate the time, and as always, consider me a resource even if you want to bounce any big ideas you are kicking around.

- max

•••

One atta[redacted]**ment** • Scanned by Gmail

The Futur[redacted]Crowdfunding
BackerKit
February 2025

Bac[redacted]Kit Deck.pdf

Maxwell Salzberg <maxwell@backerkit.com> Tue, Mar 4, 4:04 PM